Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)

P.O. BOX 3795         HOUSTON, TEXAS 77253         TEL 832 357 3000         FAX 832 357 5503

For more information:	Dennis Barber, Investor Relations: 832-357-3042 Laurie Fickman, Media Relations: 832-357-7720 www.rrienergy.com

For immediate release:	May 6, 2010
RRI Energy Reports First Quarter 2010 Results
•	Announced RRI Energy and Mirant merger of equals to create GenOn Energy
•	Significant near-term value creation driven by $150 million annual cost savings
•	Strengthened balance sheet and enhanced financial flexibility
•	Increased scale and geographic diversity across regions
•	Well positioned to benefit from improvement in market conditions
•	Closing expected before the end of 2010
•	Captured additional $54 million in future forward capacity and PPA revenue
•	First quarter financial results reflect depressed commodity prices and weak economic conditions
•	Elrama and Niles power plant non-cash impairments totaling $248 million charged in first quarter
HOUSTON — RRI Energy, Inc. today is reporting open EBITDA of $25 million for the first quarter of 2010, compared to $6 million for the first quarter of 2009. The improvement was primarily due to improved capacity prices and lower general and administrative costs. Adjusted EBITDA was $32 million in the first quarter of 2010, compared to $20 million in the first quarter of 2009. Free cash flow provided by continuing operations during the first quarter of 2010 was $61 million, compared to $45 million for the first quarter of 2009.
“Our recently announced merger with Mirant Corporation will create significant near term value for shareholders while preserving the fundamental value proposition of a recovery in commodity prices and supply and demand fundamentals,” said Mark Jacobs, president and chief executive officer of RRI Energy. “Our focus continues to be on those items which we can control including operating the business efficiently and effectively, managing risk from the current weak market environment and positioning the business to create long-term value.”
The loss from continuing operations before income taxes for the first quarter of 2010 was $214 million, compared to $140 million for the first quarter of 2009. The 2010 reported results include impairments of long-lived assets totaling $248 million, net unrealized gains from energy derivatives of $127 million and a $17 million charge for Western states litigation and similar settlements. The reported numbers for 2009 include net unrealized losses from energy derivatives of $44 million. Operating cash flow from continuing operations was $176 million for the first quarter of 2010, compared to $199 million for the first quarter of 2009.

Last year First Energy announced that it planned to move from the Midwest ISO to PJM in 2011. In connection with that move, three of RRI’s power plants, Avon Lake, New Castle and Niles will also move to PJM. During the first quarter of 2010, PJM conducted integration capacity auctions for planning year 2011 and planning year 2012. For planning year 2011, RRI sold approximately 1,150 MW of capacity and for planning year 2012, RRI sold approximately 750 MW of capacity from those plants. The future forward capacity revenue from all capacity sold in the integration auctions totals approximately $54 million.
Open EBITDA Reconciliation

($ millions)	1Q2010	1Q2009
Loss from continuing operations before income taxes	($214)	($140)
Unrealized (gains) losses on energy derivatives	(127)	44
Western states litigation and similar settlements	17	—
Severance	—	1
Long-lived assets impairments	248	—
Depreciation and amortization	62	68
Interest expense, net	46	47

Adjusted EBITDA	$32	$20
Hedges and other items	(7)	4
Gains on sales of assets and emission and exchange allowances, net	—	(18)

Open EBITDA	$25	$6
Free Cash Flow from Continuing Operations Reconciliation

($ millions)	1Q2010	1Q2009
Operating cash flow from continuing operations	$176	$199
Change in margin deposits, net	(97)	(106)

Adjusted cash flow provided by continuing operations	$79	$93
Maintenance capital expenditures	(6)	(19)
Environmental capital expenditures and capitalized interest	(12)	(36)
Emission and exchange allowances activity, net	—	7

Free cash flow provided by continuing operations	$61	$45

Non-GAAP Financial Measures
This press release and the attached financial tables include the following non-GAAP financial measures:
•	EBITDA
•	Adjusted EBITDA
•	Open EBITDA
•	Adjusted cash flow provided by continuing operations
•	Free cash flow provided by continuing operations
•	Open energy gross margin
•	Other margin
•	Open gross margin
•	Total Controllable Costs
•	Total Controllable Costs/MWh
•	Total Controllable Costs/MW capacity
•	Gross debt
•	Net debt
•	Operation and maintenance, excluding severance
•	General and administrative, excluding severance
A reconciliation of these financial measures and the most directly comparable GAAP measures is included above or in the attached financial tables. Additional information regarding these measures, including a discussion of their usefulness and purpose, is included in the Form 8-K furnished along with this press release. Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.
Webcast Of Earnings Conference Call
RRI Energy will host its first quarter 2010 earnings conference call beginning at 10:00 a.m. Eastern Time on Thursday, May 6, 2010. The conference call will be webcast live with audio and slides at www.rrienergy.com in the investor relations section. A replay of the call can be accessed approximately two hours after the call’s completion.
About RRI Energy, Inc.
RRI Energy, Inc. (NYSE:RRI) based in Houston, provides electricity to wholesale customers in the United States. The company is one of the largest independent power producers in the nation with more than 14,000 megawatts of power generation capacity across the United States. These strategically located generating assets use natural gas, fuel oil and coal. RRI routinely posts all important information on its web site at www.rrienergy.com.
Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that contain projections, estimates or assumptions about our revenues, income, capital structure and other financial items, our plans and objectives for future operations or about our future economic performance, possible transactions, dispositions, financings or offerings, and our view of economic and market conditions. In many cases you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words. However, the absence of these words does not mean that the statements are not forward-looking.

Actual results may differ materially from those expressed or implied by forward-looking statements as a result of many factors or events, including, but not limited to, statements about the benefits of the proposed merger involving us and Mirant Corporation, including future financial position and operating results and the expected timing or ability to obtain necessary approvals and financing and to complete the merger, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emission allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness and other factors we discuss or refer to in the “Risk Factors” sections of our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Our filings and other important information are also available on the Investor Relations page of our website at www.rrienergy.com.
Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
This news release contains non-GAAP measures as defined by the Securities and Exchange Commission rules. Reconciliations of these measures to the most directly comparable GAAP measures are contained herein or within our earnings release and the financial tables attached thereto, which are available, together with this news release, on our investors page at www.rrienergy.com. To the extent required, statements disclosing the utility and purposes of these measures are set forth in Item 2.02 to our current report on Form 8-K accompanying the earnings release, which is available on our web site.
Certain factors that could affect GAAP financial measures are not accessible on a forward-looking basis, but could be material to future reported earnings and cash flows.
Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant Corporation, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.
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